

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2012

<u>Via Facsimile</u>
Mr. William Elder
Chief Executive Officer
Maxsys Holdings, Inc.
22817 Ventura Blvd., #462
Woodland Hills, CA 91364

> **RE: Maxsys Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Quarter ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 0-53148**

Dear Mr. Elder:

We issued comments to you on the above captioned filings on December 21, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by February 8, 2012 addressing these outstanding comments.

If you do not respond to the outstanding comments by February 8, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief